UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Amendment No. 1 to
FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

DuPont Canada Inc.

(Name of Subject Company)

Province of Ontario, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

E. I. du Pont de Nemours and Company

(Name of Person(s) Furnishing Form)

Options to Purchase Class A Common Shares, Series 1

(Title of Class of Subject Securities)

n/a

(CUSIP Number of Class of Securities (if applicable))

John H. McClintock
1007 Market Street,
Wilmington, DE 19898
(302) 773-6389

(Name, Address (including zip code) and Telephone Number (including area code) of Persons(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 17, 2003

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.   Home Jurisdiction Documents.

     (a)   The following documents, which are attached hereto, are being distributed to the holders of stock options of DuPont Canada Inc.:

Document
Number	Description

1.	Option Exchange Letter*
2.	Information For Holders of Stock Options of DuPont Canada Inc.*
3.	Election Form*
4.	Offer To Purchase For Cash All of The Class A Common Shares, Series 1 of DuPont Canada Inc.*
5.	DuPont Canada Inc. Directors’ Circular*
6.	Letter To Participants in the DuPont Canada Inc. Employee Stock Option Plan
7.	Notice of Extension and Variation by DCI Acquisition Inc.
8.	DuPont Press Release Extending Offer to Acquire all DuPont Canada Shares

     (b)   Not applicable.

•     Previously filed on Form CB, dated April 17, 2003

Item 2.   Information Legends.

     A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Option Exchange Letter, the Offer To Purchase For Cash All of The Class A Common Shares, Series 1 of DuPont Canada Inc. and the Letter To Participants in the DuPont Canada Inc. Employee Stock Option Plan.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

     (1)   Not Applicable.

     (2)   Not Applicable.

     (3)   Not Applicable.

PART III — CONSENT TO SERVICE OF PROCESS

     Not Applicable.

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PART IV — SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

E. I. DU PONT DE NEMOURS AND COMPANY

By:	/s/ Gary M. Pfeiffer Gary M. Pfeiffer Senior Vice President and Chief Financial Officer

May 28, 2003

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May 27, 2003

TO:	PARTICIPANTS IN THE DUPONT CANADA INC. (“DUPONT CANADA”) EMPLOYEE STOCK OPTION PLAN

      You previously received our Option Exchange Letter dated April 17, 2003. The Option Exchange Letter provided you with the opportunity to receive options to acquire shares of common stock of E. I. du Pont de Nemours and Company (“EID”) upon the successful completion of the Offer (defined below) and upon surrender of all of your unexercised options under the DuPont Canada Employee Stock Option Plan, subject to receipt of all necessary regulatory approvals. EID is pleased to announce that holders of approximately 98% of the DuPont Canada options have elected to exchange their options for EID options in accordance with the terms of the Option Exchange Letter.

      As you may be aware, DCI Acquisition Inc. (the “Purchaser”) has extended until June 9, 2003 its offer (the “Offer”) to purchase all of the outstanding class A common shares, series 1 of DuPont Canada not already owned by the Purchaser and its affiliates. The extension will have the following impact on the exchange of your options:

1.	The time for you to elect to exchange your DuPont Canada options for EID options has not been extended. If you have not already elected to exchange your options, you will not be able to do so.

2.	If you have elected to exchange your DuPont Canada options, your election remains irrevocable. If DuPont Canada options are exchanged for EID options, the number of your DuPont Canada options exchanged will be the total number of unexercised DuPont Canada options which you hold on the Effective Date (defined below).

3.	The exchange of your DuPont Canada options becomes effective on the last date that the Purchaser takes up shares under the Offer (the “Effective Date”). If the Offer is successful, this should occur shortly after the expiry of the Offer, which is now scheduled to occur on June 9, 2003 (unless the Offer is further extended). In such event, you will be able to exercise your EID options through Merrill Lynch, the administrator for EID options who will be prepared to receive exercise requests commencing on June 17, 2003 (unless the Offer is further extended).

4.	If you have DuPont Canada options that have vested, you may continue to exercise your right to acquire DuPont Canada shares pursuant to those options and tender the resulting shares to the Purchaser under the Offer. Since the Offer now expires on June 9, 2003, there is no guarantee that Computershare Trust Company of Canada will be able to process your request to exercise your options in time for you to receive your share certificates and tender your DuPont Canada shares under the Offer. Please refer to the Option Exchange Letter and the accompanying Questions and Answers previously provided to you for a summary of the tax consequences associated with the exercise of DuPont Canada options and tender of the resulting DuPont Canada shares under the Offer.

      If you have any questions, please contact Rhonda Porter at (905) 821-5495.

Sincerely,

“John P. Jessup”

John P. Jessup
Vice President and Treasurer

NOTICE TO PARTICIPANTS IN THE DUPONT CANADA INC.

EMPLOYEE STOCK OPTION PLAN

The Offer contained in the Option Exchange Letter, dated April 17, 2003 (the “Exchange Letter”), has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of such offer or upon the adequacy of the information contained in the Exchange Letter or this document. Any representation to the contrary is unlawful. The Offer has not been made to option holders in any jurisdiction in which the making or acceptance of this Offer would not be in compliance with the laws of such jurisdiction.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor.

May 27, 2003

NOTICE OF EXTENSION AND VARIATION

by

DCI ACQUISITION INC.,

a subsidiary of

E. I. du Pont de Nemours and Company

of its

OFFER TO PURCHASE FOR CASH

all of the Class A Common Shares, Series 1

of

DUPONT CANADA INC.

not already held by DCI Acquisition Inc. and its affiliates

at a price of

Cdn. $21.00 per Class A Common Share, Series 1

        On May 23, 2003, DCI Acquisition Inc. (the “Offeror”), a subsidiary of E. I. du Pont de Nemours and Company (“EID”), by notice delivered to Computershare Trust Company of Canada (the “Depositary”), extended its Offer dated April 17, 2003 to purchase all of the outstanding class A common shares, series 1 (the “Common Shares”) of DuPont Canada Inc. (“DuPont Canada” or the “Company”), other than Common Shares already held by the Offeror and its affiliates. The Offeror also varied the Offer by reducing the percentage in the Minimum Condition from 90% to 50.1%. See Section 3 of this Notice of Extension and Variation, “Conditions of the Offer”.

      The Offer, as extended and varied, is open for acceptance until 10:00 p.m. (Toronto time) on June 9, 2003 (the “Expiry Time”).

      Shareholders who validly deposited their Common Shares prior to the initial expiry time of the Offer on May 23, 2003 need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and duly execute the Letter of Transmittal (printed on blue paper) that accompanied the Offer to Purchase and Circular dated April 17, 2003 or a facsimile thereof and deposit it, together with certificates representing their Common Shares, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on green paper) that accompanied the Offer to Purchase and Circular or a facsimile thereof. Shareholders whose Common Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Common Shares to the Offer. A Shareholder holding units in DuPont Canada’s performance sharing program and wishing to accept the Offer should request the administrator of the program to deposit the Common Shares to which the holder would be entitled on redemption of such units to the Offer.

      Questions and requests for assistance may be directed to Merrill Lynch Canada Inc. or BMO Nesbitt Burns Inc. in Canada, to Merrill Lynch, Pierce, Fenner & Smith Incorporated or BMO Nesbitt Burns Corp. in the United States (the “Dealer Managers”), or to Innisfree M&A Incorporated (the “Information Agent”). Additional copies of this Notice of Extension and Variation, the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Dealer Managers, the Information Agent, or the Depositary at their respective addresses shown on the last page of this document.

      This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Dealer Managers for the Offer are:

Canada	United States
Merrill Lynch Canada Inc. - and - BMO Nesbitt Burns Inc.	Merrill Lynch, Pierce, Fenner & Smith Incorporated - and - BMO Nesbitt Burns Corp.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

      The Offer is made for the securities of a Canadian issuer. The Offer is subject to applicable disclosure requirements in Canada. Shareholders should be aware that such requirements are different from those in the United States. Financial information regarding the Company included or referred to herein has been derived from publicly available financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

      The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Canada and that some of its officers and directors are residents of Canada, that certain of the Dealer Managers and all of the experts named in the Circular are residents of Canada, and that all or a substantial portion of the assets of the Offeror and said persons may be located outside the United States. The enforcement by Shareholders of civil liabilities under United States securities laws may also be affected adversely by the fact that the Company is incorporated under the laws of Canada, that some or all of its directors are residents of Canada and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

      Shareholders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares, or of related securities of the Company, during the period of the Offer, as permitted by applicable Canadian laws or provincial laws or regulations. See Section 12 of the Offer to Purchase, “Market Purchases”.

      The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

      All dollar references in the Offer are to Canadian dollars, unless otherwise indicated. On May 26, 2003, the noon rate of exchange as reported by the Bank of Canada was Cdn.$1.00 = U.S.$0.7276.

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NOTICE OF EXTENSION AND VARIATION

May 27, 2003

TO: THE HOLDERS OF COMMON SHARES OF THE COMPANY

      By notice to the Depositary, DCI Acquisition Inc. (the “Offeror”) has extended and varied its Offer dated April 17, 2003 to purchase all of the issued and outstanding Common Shares (including any Common Shares which may become outstanding after the date of the Offer and prior to the Expiry Time upon the exercise of any Options, warrants or other rights to acquire Common Shares) not already held by the Offeror and its affiliates, at a price of Cdn. $21.00 in cash per Common Share. The Offeror varied the Offer by reducing the percentage in the Minimum Condition from 90% to 50.1%. The Offer, as extended and varied, will be open for acceptance until 10:00 p.m. (Toronto time) on June 9, 2003 (the “Expiry Time”).

      Except as otherwise set forth in this Notice of Extension and Variation, the terms and conditions previously set forth in the Offer to Purchase, the Circular, Letter of Transmittal and Notice of Guaranteed Delivery dated April 17, 2003 (the “Original Offer”) continue to be applicable in all respects and this Notice of Extension and Variation should be read in conjunction with the Original Offer. Unless the context requires otherwise, terms not defined herein have the meanings set forth in the Original Offer. The term “Offer” means the Original Offer as amended by this Notice of Extension and Variation.

1.   Reasons to Accept the Offer

      The Offeror believes that the Offer price of Cdn. $21.00 per Common Share in cash is a full and fair price for the Common Shares which it is seeking to purchase under the Offer. Shareholders should consider the following factors in making their decision to accept the Offer:

(a)	the determination of the Special Committee and the Board of Directors, after receiving financial and legal advice, that the Offer is fair to Shareholders other than the Offeror and its affiliates, and their recommendation that Shareholders accept the Offer;

(b)	the opinion of TD Securities that the Offer is fair, from a financial point of view, to Shareholders other than the Offeror and its affiliates;

(c)	the consideration to be paid pursuant to the Offer is cash, and is within the range of values for the Common Shares established by TD Securities;

(d)	Shareholders, other than the Offeror and its affiliates, will receive a premium over the trading price of the Common Shares prior to the announcement of the Offer. On March 18, 2003, the day prior to the date the intention to make the Offer was publicly announced, the closing price of the Common Shares on the TSX was $17.24. The Offer price of $21.00 per Common Share represents a premium of approximately 21.8% over the closing price on the TSX on March 18, 2003 and a premium of approximately 27.3% over the 10-day average closing price on the TSX of $16.49 per Common Share prior to the announcement; and

(e)	Shareholders currently have limited liquidity for their Common Shares, and the Offer provides an opportunity for Shareholders to monetize their investment at a full and fair price.

2.   Extension of the Offer

      The Offeror has varied the Original Offer by extending the Expiry Time for the Offer from 11:59 p.m. (Toronto time) on May 23, 2003 to 10:00 p.m., Toronto time, on June 9, 2003. Accordingly, the definition of “Expiry Time” in the Original Offer is amended to read in full as follows:

“Expiry Time” means 10:00 p.m. (Toronto time) on June 9, 2003, or such later time and date as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer to Purchase, “Extension and Variation of the Offer”;

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3.   Conditions of the Offer

      The Offeror has varied the Original Offer by reducing the percentage in the Minimum Condition from 90% to 50.1%. Accordingly, condition (a) in Section 4 of the Offer to Purchase is amended to read in full as follows:

(a)	there shall have been validly deposited under the Offer and not withdrawn a number of Common Shares which constitutes at least 50.1% of the aggregate outstanding Common Shares (including, for this purpose, Common Shares underlying any Options, warrants or other rights to purchase Common Shares that are exercisable prior to the Expiry Time) not currently owned by the Offeror and its affiliates (the “Minimum Condition”);

4.   Withdrawal of Deposited Common Shares

      Shareholders have the right to withdraw Common Shares deposited pursuant to the Offer and not taken up under the circumstances and in the manner described in Section 6 of the Offer to Purchase, “Withdrawal of Deposited Common Shares”. As a result of this Notice of Extension and Variation, Common Shares deposited to the Offer may be withdrawn by or on behalf of the depositing Shareholders at any time prior to midnight (local time) on June 6, 2003 or thereafter if the Common Shares have not been taken up by the Offeror pursuant to the Offer.

5.   Take-Up of Deposited Common Shares

      Upon the terms and subject to the conditions of the Offer, the Offeror will take up the Common Shares validly deposited under the Offer (and not withdrawn pursuant to Section 6 of the Offer, “Withdrawal of Deposited Common Shares”) not later than 10 days after the Expiry Time, subject to applicable laws, and will pay for the Common Shares taken up as soon as possible, but in any event not later than three business days after taking up the Common Shares. See Section 7 of the Original Offer, “Payment for Deposited Common Shares”.

6.   Variations to the Original Offer

      The Original Offer shall be read as amended in order to give effect to the specified amendments set forth in this Notice of Extension and Variation.

7.   Other Developments

      On April 25, 2003, a complaint was filed in the Circuit Court for Cecil County, Maryland by a single shareholder of DuPont Canada, Mr. John Tietjen, purportedly on behalf of himself and all similarly situated shareholders of DuPont Canada, naming EID, DuPont Canada and DuPont Canada’s directors as defendants. The action was subsequently removed to the United States District Court for the District of Maryland at the initiative of EID. The complaint has yet to be served on any of the defendants.

      The complaint seeks, among other things, an injunction preventing EID, DuPont Canada and its directors from proceeding with the Offer, an order rescinding the Offer, if consummated, and unspecified damages. As stated in the joint press release of EID and DuPont Canada dated April 30, 2003, EID and DuPont Canada believe that the action is without merit and will respond with all appropriate actions in due course.

8.   Directors Approval

      The contents of this Notice of Extension and Variation have been approved, and the sending thereof to the Shareholders has been authorized, by the board of directors of the Offeror.

9.   Offerees’ Statutory Rights

      Securities legislation in certain of the provinces and territories of Canada provides securityholders of the Company with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province for the particulars of those rights or consult with a lawyer.

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CERTIFICATE

DATED: May 27, 2003

      The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

(Signed) John P. Jessup	(Signed) John H. McClintock
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of the Offeror

(Signed) A. Lloyd Adams	(Signed) Phillip N. Perry
Director	Director

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The Depositary for the Offer is:

COMPUTERSHARE TRUST COMPANY OF CANADA

For Delivery by Mail: P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	For Delivery by Courier or by Hand: 100 University Avenue 9th Floor, North Tower Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

For Information call:

Telephone: (416) 981-9633
Facsimile: (416) 981-9663
Toll Free: (800) 564-6253

E-mail: caregistryinfo@computershare.com

The Information Agent for the Offer is:

INNISFREE M&A INCORPORATED

501 Madison Avenue, 20th Floor

New York, New York 10022
Shareholders Call Toll Free: (888) 750-5835 (English)
(877) 750-9499 (French)
Banks and Brokers Call Collect: (212) 750-5833

The Dealer Managers for the Offer are:

In Canada	In the United States
MERRILL LYNCH CANADA INC. BCE Place 181 Bay Street, Suite 400 Toronto, Ontario M5J 2V8 For further information contact: Jason Menard Telephone: (416) 369-7694 (call collect) Facsimile: (416) 369-2793	BMO NESBITT
BURNS INC.

1 First Canadian Place
4th Floor
Toronto, Ontario
M5X 1H3
Telephone:
(416) 359-4000
Facsimile:
(416) 359-4311

For further
information contact:
Ariel Walsh
Telephone:
(416) 359-8137
(888) 355-6634 (toll free)	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED Merrill Lynch & Co. 4 World Financial Center New York, New York 10080 Telephone: (866) 276-1462 (toll free)	BMO NESBITT BURNS CORP. 3 Times Square 27th Floor New York, New York 10036

DuPont Extends Offer To Acquire All DuPont Canada Shares

      WILMINGTON, Del., May 24, 2003 — DuPont announced today that DCI Acquisition Inc., a subsidiary of DuPont, has extended to 10:00 p.m. (Toronto time) on Monday, June 9, 2003, the expiration time for its April 17, 2003, offer to acquire all of the outstanding class A common shares, series 1 (the “Common Shares”) of DuPont Canada Inc., other than the Common Shares already held by the offeror and its affiliates. The initial expiration time for the offer was 11:59 p.m. (Toronto time) on May 23, 2003.

      The offer has also been varied to reduce the minimum percentage of shares which must be tendered under the offer from 90 percent to 50.1 percent of the outstanding shares not already held by DuPont and its affiliates. No other changes have been made to the offer.

      A formal notice of extension and variation of the DuPont offer is expected to be mailed to DuPont Canada’s shareholders on Tuesday, May 27, 2003.

      DuPont indicated that 15,040,416 shares, or approximately 23 percent of the shares not already held by DuPont and its affiliates, had been tendered pursuant to the offer as of the initial expiration time.

      “Our (Cdn)$21.00 offer to the minority shareholders represents full and fair value,” said John P. Jessup, DuPont vice president and treasurer. “It received the unanimous support of the independent directors comprising the Special Committee of DuPont Canada’s board, and was deemed fair from a financial point of view by the Special Committee’s financial advisor.”

      As previously announced, DuPont plans to separate DuPont Textiles & Interiors (DTI) by the end of 2003, market conditions permitting. DuPont reaffirmed, as stated in the offering circular, that if this offer is unsuccessful, DuPont intends to transfer its current share ownership interest in DuPont Canada to DuPont Textiles & Interiors. This transfer is expected to occur prior to any separation of DTI, regardless of the form of separation.

      “We believe that the best decision for all shareholders is to take advantage of this offer. However, whatever the outcome, we will proceed with our previously announced separation of DTI on the current timetable,” said Jessup.

      DuPont Canada Inc. is a diversified science company that serves customers across Canada and in more than 40 other countries. Headquartered in Mississauga, Ontario, the company serves global markets through offices and/or operations in Canada, the United States, Mexico, France, the United Kingdom and India. The company has 4,000 employees. For more information about DuPont Canada, please visit the company’s website at http://www.ca.dupont.com.

      DuPont is a science company. Founded in 1802, DuPont puts science to work by solving problems and creating solutions that make people’s lives better, safer and easier. Operating in more than 70 countries, the company offers a wide range of products and services to markets including agriculture, nutrition, electronics, communications, safety and protection, home and construction, transportation and apparel.

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5/24/03